File No. 1-10905
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VITRO, S.A.B. DE C.V.

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2008

(Filed July 4, 2008)

N/A
(Translation of Registrant's Name into English)

Av. Ricardo Margain Zozaya 400
Garza Garcia, NL
66250 Mexico
(52) 8863-1200
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [ X ] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 107(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes [ ] No [ X ]

CONTENTS

Documents Attached:

* Press Information dated July 4, 2008

Release

CNBV's requirement regarding the controversy of the ownership of shares.

San Pedro, Garza Garcia, N.L., Mexico, 4th of July, 2008. As ordered by the Comision Nacional Bancaria y de Valores ("CNBV") on July 3, 2008, Vitro, S.A.B. de C.V. (BMV:VITROA; NYSE; VTO), informs the following:

On April 24, 2008, Vitro, through a written notification informed the CNBV about the events that occurred on its April 17th, 2008 annual shareholders meeting, regarding the certificate of shareholders ownership of shares held in deposit at Acciones y Valores Banamex, S.A. de C.V. ("Accival").

In such certification issued by Accival, Banco Nacional de Mexico, S.A. (Banamex) appears as the owner of approximately 14.94% of the outstanding shares of Vitro. In its written notification, Vitro in general terms, specified to the CNBV that it estimated that such ownership of shares resulted in a violation of at least two of the articles of its bylaws, without considering any other violation to the Ley del Mercado de Valores, refer to as "Mexican Law of the Securities Market".

Basically, Vitro indicated that (i) first, the bylaws prohibit the acquisition by any person or group of persons acting in concert, in one or more transactions more than 9.9% of Vitro's outstanding shares without the prior written approval of its Board of Directors. To this date, Banamex has not request any approval to acquire more than 9.9% of Vitro's outstanding shares, (ii) second, the bylaws expressly provide that the shares may not be acquired, either directly or indirectly by foreign persons or foreign companies or entities or by Mexican companies that do not prohibit in its bylaws the ownership of any part of its capital by a foreign person.

As provided for in the bylaws of Banamex, such bylaws do not contain a prohibition of ownership of its capital by a foreign person as requested by the bylaws of Vitro. Such events were informed to the CNBV as provided in article 355 and other articles of the Mexican Law of the Securities Markets in order to initiate the applicable investigations, without excluding any other action Vitro could initiate in this respect.

The above was also informed through a written notification dated April 30, 2008. Additionally, on June 26, 2008 Vitro also informed that it initiated litigation against Banamex in the Mexican courts, requesting the court to declare null and void the acquisition and ownership of any of Vitro's common shares by Banamex, due to the violation of the its bylaws and that the Mexican courts had granted a petition to inmobilize such shares.

Through a written notification dated July 2, 2008, delivered to Vitro on July 3, 2008, the CNBV responded the following:

"With regards to this particular issue, we inform you, that this Commission , in exercise of its authority to supervise and in order to know with certainty the ownership of the outstanding shares of the issuer (Vitro's shares), which on April 17, 2008, were held at an  open account in "Acciones y Valores Banamex, S.A. de C.V., Casa de Bolsa, integrante del Grupo Financiero Banamex" (Accival), and at  "Banco Nacional de Mexico, S.A., integrante del Grupo Financiero Banamex" (Banamex), requested to both financial intermediaries the lists of such accounts on that particular date, indicating the account number, complete name of the holder and co-holder, and the amount and series of the shares.

From the analysis of the information presented by Accival and Banamex, it is inferred that the 53,567,082 Vitro shares, referenced to in your notification, such shares are held by multiple trusts formed at Banamex, which settlors-beneficiares are different persons.

Based in the forgoing and considering that the information contained in this notification results relevant for public investors to make decisions, it is order to the company to, as specified on articles 106, second to last paragraph and 360 of the Mexican Law of the Securities Market, that no later than the next business day of the receipt of this notification, they shall reveal the information contained in the two paragraphs above, as well as the references made in this notice to your April 24, 2008 notification, as a relevant event, through the electronic system to publish information of the Bolsa Mexicana de Valores, S.A. de C.V., called "Emisnet"."

The above is made available to the general public as expressly required by the CNBV. Vitro estimates that the information included in the notification by the CNBV regarding the conflict of ownership of the shares of Vitro through certain trusts in Banamex, as referred to above, do not resolve the violation of Vitro's bylaws, due to, among other things, the fact that the identity of the settlors- beneficiaries is not revealed. Also, Vitro has not received evidence that confirms the conclusion inferred by the CNBV. Therefore, Vitro is evaluating the information provided by the CNBV, in order to determine the appropriate actions and remedies, as well as to assure the compliance to its bylaws and to the Mexican Law of the Securities Market.

Vitro, S.A.B. de C.V. (BMV: VITROA; NYSE: VTO), is one of the largest glass manufacturers in the world. Through our subsidiary companies we offer products with the highest quality standards and reliable services to satisfy the needs of two distinct business sectors: glass containers and flat glass. Our manufacturing facilities produce, process, distribute and sell a wide range of glass products that offer excellent solutions to multiple industries that include: wine, beer, cosmetic, pharmaceutical, food and beverage, as well as the automotive and construction industry. Also, we supply raw materials, machinery and industrial equipment to different industries. We constantly strive to improve the quality of life for our employees as well as the communities in which we do business by generating employment and economic prosperity thanks to our permanent focus on quality and continuous improvement as well as consistent efforts to promote sustainable development. Our World Headquarters are located in Monterrey, Mexico where Vitro was founded in 1909 and now embarks major facilities and a broad distribution network in ten countries in the Americas and Europe. For more information, you can access Vitro's Website at: http://www.vitro.com

For more information, please contact:

Media Albert Chico Smith Roberto Riva Palacio Vitro, S. A. B. de C.V. +52 (81) 8863-1661/1689 achico@vitro.com rriva@vitro.com	Investor Relations Adrian Meouchi/Angel Estrada Vitro S.A.B. de C.V. + (52) 81-8863-1765 / 1730 ameouchi@vitro.com aestradag@vitro.com	U.S. Agency Susan Borinelli / Kay Breakstone Breakstone Group (646) 330-5907 sborinelli@breakstone-group.com kbreakstone@breakstone-group.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on it's behalf by the undersigned, thereunto duly authorized.

VITRO, S.A.B. DE C.V.

By  /s/ Claudio L. Del Valle Cabello
Name: Claudio L. Del Valle Cabello
Title: Attorney in Fact

Date: July 4, 2008